This Amended and Restated Pricing Supplement No. 2025-USNCH29035 is being filed to revise the maximum return at maturity.
Citigroup Global Markets Holdings Inc.

October 27, 2025

Medium-Term Senior Notes, Series N

Amended and Restated Pricing Supplement No. 2025-USNCH29035

Filed Pursuant to Rule 424(b)(3)

Registration Statement Nos. 333-270327 and 333-270327-01

Market-Linked Securities Linked to the S&P 500 Futures Excess Return Index Due November 1, 2028

▪	The securities offered by this pricing supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest and do not guarantee the full repayment of principal at maturity. Instead, the securities offer the potential for a return at maturity based on the performance of the underlying specified below from the initial underlying value to the final underlying value.

▪	The underlying tracks futures contracts on the S&P 500® Index and is expected to underperform the total return performance of the S&P 500® Index because of an implicit financing cost. See “Summary Risk Factors” for more information.

▪	If the underlying appreciates from the initial underlying value to the final underlying value, you will receive a positive return at maturity equal to that appreciation multiplied by the upside participation rate, subject to the maximum return at maturity specified below. However, if the underlying depreciates from the initial underlying value to the final underlying value, you will incur a loss at maturity equal to that depreciation, subject to the maximum loss at maturity. Even if the underlying appreciates from the initial underlying value to the final underlying value, so that you do receive a positive return at maturity, there is no assurance that your total return at maturity on the securities will compensate you for the effects of inflation or be as great as the yield you could have achieved on a conventional debt security of ours of comparable maturity.

▪	In exchange for the capped loss potential if the underlying depreciates, investors in the securities must be willing to (i) accept exposure to an index that is expected to underperform the total return performance of the S&P 500® Index, (ii) forgo any return on the securities in excess of the maximum return at maturity and (iii) forgo dividends with respect to the underlying. If the underlying does not appreciate from the initial underlying value to the final underlying value, you will not receive any return on your investment in the securities, and you may lose up to the maximum loss at maturity.

▪	In order to obtain the modified exposure to the underlying that the securities provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the securities if we and Citigroup Inc. default on our obligations. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.
Underlying:	The S&P 500 Futures Excess Return Index
Stated principal amount:	$1,000 per security
Pricing date:	October 27, 2025
Issue date:	October 30, 2025
Valuation date:	October 27, 2028, subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
Maturity date:	November 1, 2028
Payment at maturity:

You will receive at maturity for each security you then hold:

•

If the final underlying value is greater than the initial underlying value:

$1,000 + the return amount, subject to the maximum return at maturity

•

If the final underlying value is less than or equal to the initial underlying value:

$1,000 + ($1,000 × the underlying return), subject to the maximum loss at maturity

If the underlying depreciates from the initial underlying value to the final underlying value, you will be exposed to that depreciation up to the maximum loss at maturity. You should not invest in the securities unless you are willing and able to bear the risk of losing up to the maximum loss at maturity.

Initial underlying value:	563.48, the closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the valuation date
Return amount:	$1,000 × the underlying return × the upside participation rate
Upside participation rate:	100.00%
Underlying return:	(i) The final underlying value minus the initial underlying value, divided by (ii) the initial underlying value
Maximum return at maturity:	$500.00 per security (50.00% of the stated principal amount). The payment at maturity per security will not exceed the stated principal amount plus the maximum return at maturity.
Maximum loss at maturity:	$50.00 per security (5.00% of the stated principal amount). The maximum loss at maturity represents the maximum loss that may be realized at maturity under the terms of the securities (that is, the maximum amount by which the stated payment at maturity may be less than the stated principal amount). If you sell the securities prior to maturity, or if we and Citigroup Inc. default on our obligations under the securities, you may incur a greater loss on your investment.
Listing:	The securities will not be listed on any securities exchange
CUSIP / ISIN:	17331BPY9 / US17331BPY91
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per security:	$1,000.00	—	$1,000.00
Total:	$468,000.00	—	$468,000.00

(1) On the date of this pricing supplement, the estimated value of the securities is $1,000.00 per security, which is less than the issue price. The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in this pricing supplement.

(2) CGMI will pay selected dealers a structuring fee of up to $5.00 for each security sold in this offering. We may also engage other firms to provide marketing or promotional services in connection with the distribution of the securities. CGMI will pay these service providers a fee of up to $4.50 per security in consideration for providing marketing, education, structuring or referral services with respect to financial advisors or selected dealers. For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in this pricing supplement. CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the securities involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, which can be accessed via the hyperlinks below:

Product Supplement No. EA-02-10 dated March 7, 2023	Underlying Supplement No. 11 dated March 7, 2023

Prospectus Supplement and Prospectus each dated March 7, 2023

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Additional Information

The terms of the securities are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, the accompanying product supplement contains important information about how the closing value of the underlying will be determined and about adjustments that may be made to the terms of the securities upon the occurrence of market disruption events and other specified events with respect to the underlying. The accompanying underlying supplement contains information about the reference index on which the underlying is ultimately based that is not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the securities. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Payout Diagram

The diagram below illustrates your payment at maturity for a range of hypothetical underlying returns.

Investors in the securities will not receive any dividends with respect to the underlying. The diagram and examples below do not show any effect of lost dividend yield over the term of the securities. See “Summary Risk Factors—You will not receive dividends or have any other rights with respect to the underlying” below.

Payout Diagram

■ The Securities	■ The Underlying
PS-2

Citigroup Global Markets Holdings Inc.

Hypothetical Examples

The examples below illustrate how to determine the payment at maturity on the securities, assuming the various hypothetical final underlying values indicated below. The examples are solely for illustrative purposes, do not show all possible outcomes and are not a prediction of what the actual payment at maturity on the securities will be. The actual payment at maturity will depend on the actual final underlying value.

The examples below are based on a hypothetical initial underlying value of 100.00 and do not reflect the actual initial underlying value. For the actual initial underlying value, see the cover page of this pricing supplement. We have used this hypothetical value, rather than the actual value, to simplify the calculations and aid understanding of how the securities work. However, you should understand that the actual payment at maturity on the securities will be calculated based on the actual initial underlying value, and not this hypothetical value. For ease of analysis, figures below have been rounded.

Example 1—Upside Scenario A. The final underlying value is 105.00, resulting in a 5.00% underlying return. In this example, the final underlying value is greater than the initial underlying value.

Payment at maturity per security = $1,000 + the return amount, subject to the maximum return at maturity

= $1,000 + ($1,000 × the underlying return × the upside participation rate), subject to the maximum return at maturity

= $1,000 + ($1,000 × 5.00% × 100.00%), subject to the maximum return at maturity

= $1,000 + $50.00, subject to the maximum return at maturity

= $1,050.00

In this scenario, the underlying has appreciated from the initial underlying value to the final underlying value, and the underlying return multiplied by the upside participation rate is less than the maximum return at maturity. As a result, your total return at maturity would equal the underlying return multiplied by the upside participation rate.

Example 2—Upside Scenario B. The final underlying value is 255.00, resulting in a 155.00% underlying return. In this example, the final underlying value is greater than the initial underlying value.

Payment at maturity per security = $1,000 + the return amount, subject to the maximum return at maturity

= $1,000 + ($1,000 × the underlying return × the upside participation rate), subject to the maximum return at maturity

= $1,000 + ($1,000 × 155.00% × 100.00%), subject to the maximum return at maturity

= $1,000 + $1,550.00, subject to the maximum return at maturity

= $1,500.00

In this scenario, the underlying has appreciated from the initial underlying value to the final underlying value, but the underlying return multiplied by the upside participation rate would exceed the maximum return at maturity. As a result, your total return at maturity in this scenario would be limited to the maximum return at maturity, and an investment in the securities would underperform a hypothetical alternative investment providing 1-to-1 exposure to the appreciation of the underlying without a maximum return.

Example 3—Downside Scenario A. The final underlying value is 98.00, resulting in a -2.00% underlying return.

Payment at maturity per security = $1,000 + ($1,000 × the underlying return), subject to the maximum loss at maturity

= $1,000 + ($1,000 × -2.00%), subject to the maximum loss at maturity

= $1,000 + -$20.00, subject to the maximum loss at maturity

= $980.00, subject to the maximum loss at maturity

= $980.00

In this scenario, the underlying has depreciated from the initial underlying value to the final underlying value, but not by more than 5.00%. As a result, your payment at maturity would reflect 1-to-1 exposure to the negative performance of the underlying and you would incur a loss at maturity equal to the depreciation of the underlying.

Example 4—Downside Scenario B. The final underlying value is 80.00, resulting in a -20.00% underlying return.

Payment at maturity per security = $1,000 + ($1,000 × the underlying return), subject to the maximum loss at maturity

= $1,000 + ($1,000 × -20.00%), subject to the maximum loss at maturity

= $1,000 + -$200.00, subject to the maximum loss at maturity

= $800.00, subject to the maximum loss at maturity

= $950

In this scenario, the underlying has depreciated from the initial underlying value to the final underlying value by more than 5.00%. As a result, you would incur a loss at maturity equal to the maximum loss at maturity.

PS-3

Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the securities is significantly riskier than an investment in conventional debt securities. The securities are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the securities, and are also subject to risks associated with the underlying. Accordingly, the securities are suitable only for investors who are capable of understanding the complexities and risks of the securities. You should consult your own financial, tax and legal advisors as to the risks of an investment in the securities and the suitability of the securities in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the securities. You should read this summary together with the more detailed description of risks relating to an investment in the securities contained in the section “Risk Factors Relating to the Securities” beginning on page EA-7 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	You may not receive any return on your investment in the securities and may lose up to the maximum loss at maturity. You will receive a positive return on your investment in the securities only if the underlying appreciates from the initial underlying value to the final underlying value. If the final underlying value is less than the initial underlying value, you will lose 1% of the stated principal amount of the securities for every 1% by which its final underlying value is less than its initial underlying value, subject to the maximum loss at maturity. As the securities do not pay any interest, if the underlying does not appreciate sufficiently from the initial underlying value to the final underlying value over the term of the securities or if the underlying depreciates from the initial underlying value to the final underlying value, the overall return at maturity on the securities may be less than the amount that would be paid on our conventional debt securities of comparable maturity.

▪	Although the securities limit your loss to the maximum loss at maturity, you may nevertheless suffer additional losses on your investment in real value terms if the underlying declines or does not appreciate from the initial underlying value to the final underlying value. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the securities represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. This potential loss in real value terms is significant given the term of the securities. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you. In addition, the maximum loss at maturity applies only at maturity. If you sell your securities prior to maturity, the price you receive may result in a loss that is significantly greater than the maximum loss at maturity.

▪	Your potential return on the securities is limited. Your potential total return on the securities at maturity is limited to the maximum return at maturity, even if the underlying appreciates by significantly more than the maximum return at maturity. If the underlying appreciates by more than the maximum return at maturity, the securities will underperform an alternative investment providing 1-to-1 exposure to the performance of the underlying. When lost dividends are taken into account, the securities may underperform an alternative investment providing 1-to-1 exposure to the performance of the underlying even if the underlying appreciates by less than the maximum return at maturity.

▪	The securities do not pay interest. Unlike conventional debt securities, the securities do not pay interest or any other amounts prior to maturity. You should not invest in the securities if you seek current income during the term of the securities.

▪	You will not receive dividends or have any other rights with respect to the underlying. You will not receive any dividends with respect to the underlying. This lost dividend yield may be significant over the term of the securities. The payment scenarios described in this pricing supplement do not show any effect of such lost dividend yield over the term of the securities. In addition, you will not have voting rights or any other rights with respect to the underlying or the stocks included in the underlying.

▪	Your payment at maturity depends on the closing value of the underlying on a single day. Because your payment at maturity depends on the closing value of the underlying solely on the valuation date, you are subject to the risk that the closing value of the underlying on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the securities. If you had invested in another instrument linked to the underlying that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of closing values of the underlying, you might have achieved better returns.

▪	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

▪	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. CGMI currently intends to make a secondary market in relation to the securities and to provide an indicative bid price for the securities on a daily basis. Any indicative bid price for the securities provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the securities can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the securities because it is likely that CGMI will be the only broker-dealer that is willing to buy your securities prior to maturity. Accordingly, an investor must be prepared to hold the securities until maturity.

▪	The estimated value of the securities on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the securities that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the

PS-4

Citigroup Global Markets Holdings Inc.

offering of the securities, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the securities and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the securities. These costs adversely affect the economic terms of the securities because, if they were lower, the economic terms of the securities would be more favorable to you. The economic terms of the securities are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the securities. See “The estimated value of the securities would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the securities was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the closing value of the underlying, the dividend yield on the underlying and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the securities. Moreover, the estimated value of the securities set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the securities for other purposes, including for accounting purposes. You should not invest in the securities because of the estimated value of the securities. Instead, you should be willing to hold the securities to maturity irrespective of the initial estimated value.

▪	The estimated value of the securities would be lower if it were calculated based on our secondary market rate. The estimated value of the securities included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the securities. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the securities for purposes of any purchases of the securities from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the securities, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that is payable on the securities.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the securities, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the securities prior to maturity.

▪	The estimated value of the securities is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you in the secondary market. Any such secondary market price will fluctuate over the term of the securities based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the securities determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the securities than if our internal funding rate were used. In addition, any secondary market price for the securities will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the securities to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the securities will be less than the issue price.

▪	The value of the securities prior to maturity will fluctuate based on many unpredictable factors. The value of your securities prior to maturity will fluctuate based on the closing value of the underlying, the volatility of the closing value of the underlying, the dividend yield on the underlying, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate, among other factors described under “Risk Factors Relating to the Securities—Risk Factors Relating to All Securities—The value of your securities prior to maturity will fluctuate based on many unpredictable factors” in the accompanying product supplement. Changes in the closing value of the underlying may not result in a comparable change in the value of your securities. You should understand that the value of your securities at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Securities” in this pricing supplement.

▪	The underlying is expected to underperform the total return performance of the S&P 500® Index because the performance of the underlying is expected to be reduced by an implicit financing cost, and any increase in this cost will adversely affect the performance of the securities. The S&P 500 Futures Excess Return Index is a futures-based index. As a futures-based index, it is expected to reflect not only the performance of its reference index (the S&P 500® Index), but also the implicit cost of a financed position in that reference index. The cost of this financed position will adversely affect the value of the underlying. Any increase in market interest rates will be expected to further increase this implicit financing cost and will increase the negative effect on the performance of the underlying. Because of this implicit financing cost, the S&P 500 Futures Excess Return Index is expected to underperform the total return performance of the S&P 500® Index.

▪	Our offering of the securities is not a recommendation of the underlying. The fact that we are offering the securities does not mean that we believe that investing in an instrument linked to the underlying is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlying or in instruments related to the underlying, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying. These and other activities of our affiliates may affect the closing value of the underlying in a way that negatively affects the value of and your return on the securities.

PS-5

Citigroup Global Markets Holdings Inc.

▪	The closing value of the underlying may be adversely affected by our or our affiliates’ hedging and other trading activities. We have hedged our obligations under the securities through CGMI or other of our affiliates, who have taken positions in the underlying or in financial instruments related to the underlying and may adjust such positions during the term of the securities. Our affiliates also take positions in the underlying or in financial instruments related to the underlying on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the closing value of the underlying in a way that negatively affects the value of and your return on the securities. They could also result in substantial returns for us or our affiliates while the value of the securities declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates engage in business activities with a wide range of companies. These activities include extending loans, making and facilitating investments, underwriting securities offerings and providing advisory services. These activities could involve or affect the underlying in a way that negatively affects the value of and your return on the securities. They could also result in substantial returns for us or our affiliates while the value of the securities declines. In addition, in the course of this business, we or our affiliates may acquire non-public information, which will not be disclosed to you.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the securities. If certain events occur during the term of the securities, such as market disruption events and other events with respect to the underlying, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your return on the securities. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the securities. See “Risk Factors Relating to the Securities—Risk Factors Relating to All Securities—The calculation agent, which is an affiliate of ours, will make important determinations with respect to the securities” in the accompanying product supplement.

▪	Changes that affect the underlying may affect the value of your securities. The sponsor of the underlying may at any time make methodological changes or other changes in the manner in which it operates that could affect the value of the underlying. We are not affiliated with the underlying sponsor and, accordingly, we have no control over any changes such sponsor may make. Such changes could adversely affect the performance of the underlying and the value of and your return on the securities.

PS-6

Citigroup Global Markets Holdings Inc.

Additional Terms of the Securities

Market disruption events. For purposes of determining whether a market disruption event occurs with respect to the S&P 500 Futures Excess Return Index, each reference to the “Underlying Index” in the section “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Index—Definitions of Market Disruption Event and Scheduled Trading Day and Related Definitions” in the accompanying product supplement shall be deemed replaced with a reference to the “Underlying Index or its Reference Index”. The reference index with respect to the the S&P 500 Futures Excess Return Index is specified in Annex A to this pricing supplement. References in the section “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Index—Definitions of Market Disruption Event and Scheduled Trading Day and Related Definitions” in the accompanying product supplement to the securities comprising an Underlying Index shall be deemed to include futures contracts comprising an Underlying Index.

PS-7

Citigroup Global Markets Holdings Inc.

Information About the S&P 500 Futures Excess Return Index

For information about the S&P 500 Futures Excess Return Index, see Annex A to this pricing supplement.

We have derived all information regarding the S&P 500 Futures Excess Return Index from publicly available information and have not independently verified any information regarding the S&P 500 Futures Excess Return Index. This pricing supplement relates only to the securities and not to the S&P 500 Futures Excess Return Index. We make no representation as to the performance of the S&P 500 Futures Excess Return Index over the term of the securities.

The securities represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. The sponsor of the S&P 500 Futures Excess Return Index is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Historical Information

The closing value of the S&P 500 Futures Excess Return Index on October 27, 2025 was 563.48.

The graph below shows the closing value of the S&P 500 Futures Excess Return Index for each day such value was available from January 2, 2015 to October 27, 2025. We obtained the closing values from Bloomberg L.P., without independent verification. You should not take historical closing values as an indication of future performance.

S&P 500 Futures Excess Return Index – Historical Closing Values January 2, 2015 to October 27, 2025

PS-8

Citigroup Global Markets Holdings Inc.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the securities, is acting as principal and will not receive any underwriting fee for any securities sold in this offering. However, CGMI and its affiliates may profit from expected hedging activity related to this offering. From these expected hedging profits, CGMI will pay selected dealers participating in the distribution of the securities a structuring fee of up to $5.00 for each security sold in this offering. We may also engage other firms to provide marketing or promotional services in connection with the distribution of the securities. CGMI will pay these service providers a fee of up to $4.50 per security in consideration for providing marketing, education, structuring or referral services with respect to financial advisors or selected dealers.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Securities

CGMI calculated the estimated value of the securities set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the securities by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the securities, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the securities (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the securities prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately three months following issuance of the securities, the price, if any, at which CGMI would be willing to buy the securities from investors, and the value that will be indicated for the securities on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the securities. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the securities from investors at any time.  See “Summary Risk Factors—The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

© 2025 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

PS-9

Citigroup Global Markets Holdings Inc.

Annex A
Description of the S&P 500 Futures Excess Return Index

We have derived all information contained in this pricing supplement regarding the S&P 500 Futures Excess Return Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not independently verified such information. Such information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). The S&P 500 Futures Excess Return Index was developed by Standard & Poor’s Financial Services LLC (“S&P”) and is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to publish, and may discontinue the publication of, the S&P 500 Futures Excess Return Index.

The S&P 500 Futures Excess Return Index tracks futures contracts on the S&P 500® Index. The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol “SPX.” The S&P 500® Index consists of the common stocks of 500 issuers selected to provide a performance benchmark for the large capitalization segment of the U.S. equity market. For more information about the S&P 500® Index, see “Equity Index Descriptions—The S&P U.S. Indices” in the accompanying underlying supplement. We refer to the S&P 500® Index as the “reference index” for the S&P 500 Futures Excess Return Index.

The S&P 500 Futures Excess Return Index is a futures-based index. As a futures-based index, it is expected to reflect not only the performance of its reference index (the S&P 500® Index), but also the implicit cost of a financed position in that reference index. The cost of this financed position will adversely affect the value of the S&P 500 Futures Excess Return Index. Any increase in market interest rates will be expected to further increase this implicit financing cost and will increase the negative effect on the performance of the S&P 500 Futures Excess Return Index. Because of this implicit financing cost, the S&P 500 Futures Excess Return Index is expected to underperform the total return performance of the S&P 500® Index.

The S&P 500 Futures Excess Return Index launch date was August 2, 2010, and it is reported by Bloomberg L.P. under the ticker symbol “SPXFP.”

Index Calculation

The S&P 500 Futures Excess Return Index tracks the performance of a hypothetical position, rolled quarterly, in the nearest-to-expiration E-mini S&P 500 futures contract. Constructed from E-mini S&P 500 futures contracts, the S&P 500 Futures Excess Return Index includes provisions for the replacement of the current E-mini S&P 500 futures contract in the S&P 500 Futures Excess Return Index as such futures contract approaches expiration (also referred to as “rolling”). This replacement occurs over a one-day rolling period every quarter, which is five days prior to the last trade date of the futures contract.

The S&P 500 Futures Excess Return Index is calculated from the price change of the underlying E-mini S&P 500 futures contract. On any trading date, t, the value of the S&P 500 Futures Excess Return Index is calculated as follows:

Where:

=	The value of the S&P 500 Futures Excess Return Index on the current day, t
=	The value of the S&P 500 Futures Excess Return Index on the preceding day on which the S&P 500 Futures Excess Return Index was calculated, t-1
=	The Contract Daily Return from day t-1 to day t, defined as:
=	The daily contract reference price of the futures contract, which is the official closing price, as designated by the exchange

Market disruptions are situations where the exchange has failed to open so that no trading is possible due to unforeseen events, such as computer or electric power failures, weather conditions or other events. If any such event happens on the roll date, the roll will take place on the next business day on which no market disruptions exist.

The S&P 500 Futures Excess Return Index is an excess return index, which in this context means that its performance will be based solely on changes in the settlement price of its underlying futures contract. An excess return index is distinct from a total return index, which, in addition to changes in the settlement price of the underlying futures contract, would reflect interest on a hypothetical cash position collateralizing that futures contract.

E-mini S&P 500 futures contracts

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Citigroup Global Markets Holdings Inc.

E-mini S&P 500 futures contracts were introduced in 1997 and are traded on the Chicago Mercantile Exchange under the ticker symbol “ES.” The Chicago Mercantile Exchange trades E-mini S&P 500 futures contracts with expiration dates in March, June, September and December of each year.

E-mini S&P 500 futures contracts differ from the futures contracts described below under “—Futures Contracts Generally” in that E-mini S&P 500 futures contracts are cash settled only, meaning that the 500 stocks composing the S&P 500 Index are not actually delivered upon settlement of the futures contract. Therefore, the E-mini S&P 500 futures contracts are not contracts to actually buy and sell the stocks in the S&P 500 Index. In all other relevant respects, however – including daily “mark to market” and realization of gains or losses based on the difference between the current settlement price and the initial futures price – the E-mini S&P 500 futures contracts are similar to those described below under “—Futures Contracts Generally.”

Futures Contracts Generally

Generally speaking, a futures contract is an agreement to buy or sell an underlying asset on a future expiration date at a price that is agreed upon today. If the underlying asset is worth more on the expiration date than the price specified in the futures contract, then the purchaser of that contract will achieve a gain on that contract, and if it is worth less, the purchaser will incur a loss.

For example, suppose that a futures contract entered into in January calls for the purchaser to buy the underlying asset in April at a price of $1,000. If the underlying asset is worth $1,200 in April, then upon settlement of the futures contract in April the purchaser will buy for $1,000 an underlying asset worth $1,200, achieving a $200 gain. Conversely, if the underlying asset is worth $800 in April, then upon settlement of the futures contract in April the purchaser will buy for $1,000 an underlying asset worth only $800, incurring a $200 loss.

The gain or loss to the purchaser of this futures contract is different from the gain or loss that could have been achieved by the direct purchase of the underlying asset in January and the sale of that underlying asset in April. This is because a futures contract is a “leveraged” way to invest in the underlying asset. In other words, purchasing a futures contract is similar to borrowing money to buy the underlying asset, in that (i) it enables an investor to gain exposure to the underlying asset without having to pay the full cost of it up front and (ii) it entails a financing cost.

This financing cost is implicit in the difference between the spot price of the underlying asset and the futures price. A “futures price” is the price at which market participants may agree today to buy or sell the underlying asset in the future, and the “spot price” is the current price of the underlying asset for immediate delivery. The futures price is determined by market supply and demand and is independent of the spot price, but it is nevertheless generally expected that the futures price will be related to the spot price in a way that reflects a financing cost (because if it did not do so there would be an opportunity for traders to make sure profits, known as “arbitrage”). For example, if January’s futures price is $1,000, January’s spot price may be $975. If the underlying asset is worth $1,200 in April, the gain on the futures contract would be $200 ($1,200 minus $1,000), while the gain on a direct investment made at the January spot price would have been $225 ($1,200 minus $975). The lower return on the futures contract as compared to the direct investment reflects this implicit financing cost. Because of this financing cost, it is possible for a purchaser to incur a loss on a futures contract even if the spot price of the underlying asset increases over the term of the futures contract. The amount of this financing cost is expected to increase as general market interest rates increase.

Futures contracts are standardized instruments that are traded on an exchange. On each trading day, the exchange determines a settlement price (which may also be referred to as a closing price) for that futures contract based on the futures prices at which market participants entered into that futures contract on that day. Open positions in futures contracts are “marked to market” and margin is required to be posted on each trading day. This means that, on each trading day, the current settlement price for a futures contract is compared to the futures price at which the purchaser entered into that futures contract. If the current settlement price has decreased from the initial futures price, then the purchaser will be required to deposit the decrease in value of that futures contract into an account. Conversely, if the current settlement price has increased, the purchaser will receive that cash value in its account. Accordingly, gains or losses on a futures contract are effectively realized on a daily basis up until the point when the position in that futures contract is closed out.

Because futures contracts have expiration dates, one futures contract must be rolled into another if there is a desire to maintain a continuous position in futures contracts on (rather than take delivery of) a particular underlying asset. This is typically achieved by closing out the position in the existing futures contract as its expiration date approaches and simultaneously entering into a new futures contract (at a new futures price based on the futures price then prevailing) with a later expiration date.

Comparison of Historical S&P 500 Futures Excess Return Index Performance Against Historical S&P 500® Index Performance

The following graph sets forth a comparison of the historical performance of the S&P 500 Futures Excess Return Index against the historical performance of the S&P 500® Index from January 2, 2015 through October 27, 2025, each normalized to have a closing value of 100.00 on January 2, 2015 to facilitate a comparison. The performance of the S&P 500® Index shown below is its price return performance – i.e., its performance without reflecting dividends. The total return performance of the S&P 500® Index (i.e., its performance reflecting dividends) would be greater than the price return performance shown below.

In the graph below, references to “SPXFP” are to the S&P 500 Futures Excess Return Index and references to “SPX” are to the S&P 500® Index.

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Citigroup Global Markets Holdings Inc.

PAST PERFORMANCE OF THE S&P 500 FUTURES EXCESS RETURN INDEX AND RELATIVE PERFORMANCE BETWEEN THE S&P 500 FUTURES EXCESS RETURN INDEX AND THE S&P 500® INDEX ARE NOT INDICATIVE OF FUTURE PERFORMANCE

Using the historical performance information from the graph above, the table below shows the annualized (annually compounded) performance of the S&P 500 Futures Excess Return Index as compared to the S&P 500® Index for the last year, the last three years and the last five years, each as of October 27, 2025.

	S&P 500 Futures Excess Return Index	S&P 500® Index
Last 1 Year	13.67%	18.26%
Last 3 Years	16.94%	21.75%
Last 5 Years	12.72%	15.18%

License Agreement

S&P Dow Jones and Citigroup Global Markets Inc. have entered into an exclusive license agreement providing for the license to Citigroup Inc. and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P Dow Jones in connection with certain financial products, including the securities. “Standard & Poor’s” and “S&P” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”). “Dow Jones” is a registered trademark of Dow Jones Trademark Holdings, LLC (“Dow Jones”). Trademarks have been licensed to S&P Dow Jones and have been licensed for use by Citigroup Inc. and its affiliates.

The license agreement between S&P Dow Jones and Citigroup Global Markets Inc. provides that the following language must be stated in this pricing supplement:

“The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones, Dow Jones, S&P or their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly. S&P Dow Jones Indices’ only relationship to Citigroup Inc. and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P Dow Jones Indices and of the S&P 500 Futures Excess Return Index, which is determined, composed and calculated by S&P Dow Jones Indices without regard to Citigroup Inc., its affiliates or the securities. S&P Dow Jones Indices have no obligation to take the needs of Citigroup Inc., its affiliates or the holders of the securities into consideration in determining, composing or calculating the S&P 500 Futures Excess Return Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the securities.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 FUTURES EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN AND S&P DOW JONES INDICES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P DOW JONES INDICES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP INC., HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 FUTURES EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 FUTURES EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P DOW JONES INDICES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO

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Citigroup Global Markets Holdings Inc.

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